                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              --------------------

                                 SCHEDULE 14D-1

                   TENDER OFFER STATEMENT PURSUANT TO SECTION
                14(d)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                             FLUOR DANIEL GTI, INC.
                           (Name of Subject Company)

                      INTERNATIONAL TECHNOLOGY CORPORATION
                         TIGER ACQUISITION CORPORATION
                                    (Bidder)
                    COMMON STOCK, PAR VALUE $.001 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                  34386C 10 6
                     (CUSIP Number of Class of Securities)

                               ANTHONY J. DELUCA
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                     INTERNATIONAL TECHNOLOGY CORPORATION
                            2790 MOSSIDE BOULEVARD
                     MONROEVILLE, PENNSYLVANIA  15146-2792
                                (412) 372-7701
 (Name, Address and Telephone Number of Person Authorizing to Receive Notices
                    and Communications on Behalf of Bidder)

                                  COPIES TO:
       PETER F. ZIEGLER                              GORDON H. HAYES, JR., ESQ.
  GIBSON, DUNN & CRUTCHER LLP                      TESTA HURWITZ & THIBEAULT LLP
     333 S. GRAND AVENUE                               HIGH STREET TOWER
LOS ANGELES, CALIFORNIA  90071                          125 HIGH STREET
       (213) 229-7000                               BOSTON, MASSACHUSETTS 02110
                                                         (617) 248-7000

                           Calculation of Filing Fee
================================================================================
  TRANSACTION VALUATION                               AMOUNT OF FILING FEE
--------------------------------------------------------------------------------
      $69,397,069.50*                                      $13,885**
--------------------------------------------------------------------------------

* For purposes of fee calculation only. The total transaction value is based on 8,411,766 Shares, the number of shares for which the Offer (as defined herein) is made, multiplied by the offer price of $8.25 per Share.

** The amount of the filing fee calculated in accordance with Regulation 240.0-11 of the Securities Exchange Act of 1934 equals 1/50 of 1% of the value of the Shares to be purchased.

[ ] CHECK BOX IF ANY PART OF THE FEE IS OFFSET AS PROVIDED BY RULE 0-11(a)(2)
    AND IDENTIFY THE FILING WITH WHICH THE OFFSETTING FEE WAS PREVIOUSLY PAID. IDENTIFY THE PREVIOUS FILING BY REGISTRATION STATEMENT NUMBER, OR THE FORM OR SCHEDULE AND THE DATE OF ITS FILING.

Amount previously paid:  Not Applicable       Filing party:  Not Applicable
Form or registration no.:  Not Applicable     Date filed:  Not Applicable

                                SCHEDULE 14D-1
-----------------------
  CUSIP NO. 34386C 10 6
-----------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSONS
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

      Parent: I.R.S. No. 33-0001212
      Tiger Acquisition Corporation: I.R.S. No.: 25-1820341
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [x]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      SC, BK and AF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(e) or 2(f)                                         [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      International Technology Corporation - Incorporated in the State of
      Delaware
      Tiger Acquisition Corporation - Incorporated in the State of Delaware
------------------------------------------------------------------------------
       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 7
       None
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES
 8
      N/A                                                           [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
 9
      N/A
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
10
      International Technology Corporation - CO
      Tiger Acquisition Corporation - CO
------------------------------------------------------------------------------

                                  INTRODUCTION

     This Tender Offer Statement on Schedule 14D-1 (this "Statement") relates to the offer by Tiger Acquisition Corporation, a Delaware corporation ("Purchaser"), and a wholly-owned subsidiary of International Technology Corporation, a Delaware corporation doing business as The IT Group, Inc. ("Parent"), to purchase all of the issued and outstanding shares (the "Shares") of common stock, par value $.001 per share (the "Common Stock"), of Fluor Daniel GTI, Inc., a Delaware corporation (the "Company"), at a price of $8.25 per Share, net to each seller in cash, without interest (such amount, or any greater amount per share paid pursuant to the Offer (as defined below) being hereinafter referred to as the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated as of November 3, 1998 (the "Offer to Purchase"), and the related Letter of Transmittal (the "Letter of Transmittal," which, together with the Offer to Purchase, constitute the "Offer"), copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively. The Offer is being made pursuant to the terms of the Agreement and Plan of Merger (the "Merger Agreement"), dated as of October 27, 1998, by and among Parent, Purchaser, the Company, and Fluor Daniel, Inc., a California corporation ("FD"), which provides, among other things, for the commencement of the Offer by Purchaser and further provides that, following the purchase of Shares pursuant to the Offer, Purchaser will be merged with and into the Company (the "Merger"), with the Company continuing as the surviving corporation. The consummation of the Merger is subject to the satisfaction or, if permissible, waiver of certain conditions, including approval of the adoption of the Merger Agreement by the requisite vote of the stockholders of the Company. If Purchaser acquires the Minimum Share Number (as defined below) of Shares, it will acquire sufficient Shares in the Offer to assure such stockholder approval. If Purchaser acquires at least 90% of the Shares in the Offer, under Delaware law it will be able to consummate the Merger without a vote of the Company's stockholders

     At the effective time of the Merger (the "Effective Time"), each issued and outstanding Share (other than Shares held by Parent, Purchaser or any other direct or indirect subsidiary of Parent or Shares that are owned by the Company or any direct or indirect subsidiary of the Company, which will be canceled and retired without any payment with respect thereto, or Shares (the "Dissenting Shares") with respect to which the holder properly exercises such holder's appraisal rights in accordance with the Delaware General Corporation Law ("DGCL") (collectively, the "Excluded Shares")) shall be converted into, and become exchangeable for the Offer Price, and the Offer Price multiplied by the number of such Shares shall be referred to as the "Merger Consideration."

     At the Effective Time, all Shares other than Dissenting Shares shall be canceled and retired and shall cease to exist, and each certificate formerly representing any of such Shares (other than any Excluded Shares) shall thereafter represent only the right to receive the Merger Consideration.

     The Offer is conditioned upon, among other things, there being validly tendered prior to the Expiration Date and not withdrawn at least 4,400,000 Shares owned by FD, representing approximately 52.3% of the Shares as of October 30, 1998, and at least a majority of the

Shares not owned by FD (the "Minimum Share Number"). The Offer is also subject to certain other conditions set forth under the caption "THE TENDER OFFER--19. Certain Conditions of the Offer" in the Offer to Purchase.

     The information contained in this Schedule 14D-1 concerning the Company, including, without limitation, information concerning the deliberations, approvals and recommendations of the Special Committee of the Board of Directors of the Company (the "Special Committee") and the full Board of Directors of the Company in connection with the transaction, the opinion of the financial advisor to such Special Committee and Board of Directors, and the Company's capital structure and historical and projected financial information, was supplied by the Company. The information contained in the Offer to Purchase concerning the Offer, the Merger, Parent and Purchaser was supplied by Purchaser.

ITEM 1.  ISSUER AND CLASS OF SECURITY SUBJECT TO THE TRANSACTION.

     (a) The name of the subject company is Fluor Daniel GTI, Inc., a Delaware corporation, which has its principal executive offices at 100 River Ridge Drive, Norwood, Massachusetts 02062.

     (b) The class of equity securities being sought is the Company's Common Stock. The information set forth in the Offer to Purchase under the caption "INTRODUCTION" is incorporated herein by reference.

     (c) The information concerning the principal market in which the Shares are traded and certain high and low sales prices for the Shares in such principal market set forth in the Offer to Purchase under the caption "THE TENDER OFFER--
6. Price Range of the Shares" is incorporated herein by reference.

ITEM 2.  IDENTITY AND BACKGROUND

     (a) - (d), (g) This Statement is filed by Purchaser and Parent. The information concerning the name, state or other place of organization, principal business and address of the principal office of Purchaser and Parent, and the name, business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment or occupation is conducted, material occupations, positions, offices or employment during the last five years and citizenship of each of the executive officers and directors of Purchaser and Parent are set forth in the Offer to Purchase under the captions "INTRODUCTION," and "THE TENDER OFFER--8. Certain Information Concerning Purchaser and Parent," and in Schedule II to the Offer to Purchase, and are incorporated herein by reference.

     (e) - (f) During the last five years, neither Purchaser, Parent, nor, to the knowledge of Purchaser or Parent, any of the persons listed in Schedule II to the Offer to Purchase has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violations of such laws.

ITEM 3.  PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS.

     (a) The information set forth in the Offer to Purchase under the captions "INTRODUCTION," "THE TENDER OFFER--8. Certain Information Concerning Purchaser and Parent," and "THE TENDER OFFER--10. Certain Transactions among Parent, the Company and their Respective Affiliates" is incorporated herein by reference.

     (b) The information set forth in the Offer to Purchase under the captions "INTRODUCTION," "THE TENDER OFFER--8. Certain Information Concerning Purchaser and Parent," "THE TENDER OFFER--10. Certain Transactions among Parent, the Company and their Respective Affiliates," and "THE TENDER OFFER--11. Contacts with the Company; Background of the Offer and the Merger" is incorporated herein by reference.

ITEM 4.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATIONS.

     (a) The information set forth in the Offer to Purchase under the caption "THE TENDER OFFER--9. Source and Amount of Funds" is incorporated herein by reference.

     (b) The information set forth in the Offer to Purchase under the caption "THE TENDER OFFER--9. Source and Amount of Funds" is incorporated herein by reference.

ITEM 5.  PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSAL OF THE BIDDER.

     (a) - (e) The information set forth in the Offer to Purchase under the caption "INTRODUCTION" is incorporated herein by reference.

     (f) - (g) The information set forth in the Offer to Purchase under the caption "THE TENDER OFFER--18. Effects of the Offer on the Market for Shares; Exchange Listing and Exchange Act Registration" is incorporated herein by reference.

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     (a) - (b) The information set forth in the Offer to Purchase under the caption "THE TENDER OFFER--10. Certain Transactions among Parent, the
Company and their Respective Affiliates" is incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

     The information set forth in the Offer to Purchase under the captions "THE TENDER OFFER--10. Certain Transactions among Parent, the Company and their Respective Affiliates," "THE TENDER OFFER--12. Purpose of the Offer and the Merger," "THE TENDER OFFER--13. Plans for the

Company" and "THE TENDER OFFER--14. The Merger Agreement and Related Agreements--Dissenters' Rights in the Merger" is incorporated herein by reference.

ITEM 8.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     The information set forth in the Offer to Purchase under the caption "THE TENDER OFFER--21. Fees and Expenses" is incorporated herein by reference.

ITEM 9.  FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

     The information set forth in the Offer to Purchase under the caption "THE TENDER OFFER--8. Certain Information Concerning Purchaser and Parent" is incorporated herein by reference.

ITEM 10.  ADDITIONAL INFORMATION.

     (a) The information set forth in the Offer to Purchase under the captions "THE TENDER OFFER--12. Purpose of the Offer and the Merger," "THE TENDER OFFER--
13. Plans for the Company," "THE TENDER OFFER--14. The Merger Agreement and Related Agreements--Dissenters' Rights in the Merger" is incorporated herein by reference.

     (b), (c) and (d) The information set forth in the Offer to Purchase under the caption "THE TENDER OFFER--20. Certain Legal Matters; Regulatory Approvals" is incorporated herein by reference.

     (e)  Not applicable.

     (f) The information set forth in the Offer to Purchase and the Letter of Transmittal, to the extent not otherwise incorporated by reference, is incorporated herein by reference.

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

     (a)(1) Offer to Purchase, dated November 3, 1998.

     (a)(2) Letter of Transmittal.

     (a)(3) Notice of Guaranteed Delivery.

     (a)(4) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated November 3, 1998.

     (a)(5) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated November 3, 1998.

     (a)(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

     (a)(7) Summary Advertisement, dated November 3, 1998.

     (a)(8) Press Release, dated November 3, 1998, issued by Parent.

     (b)(1) Credit Agreement dated as of February 25, 1998, among Parent, IT Corporation ("IT Corporation"), a wholly-owned subsidiary of Parent, certain other direct and indirect subsidiaries of Parent and Citicorp USA, Inc. and BankBoston, N.A., individually and as agents for a group of lenders, and those lenders.(1)

     (b)(2) Amended and Restated Credit Agreement, dated as of June 11, 1998, among Parent, IT Corporation, OHM Corporation ("OHM Corporation"), a wholly-owned subsidiary of Parent, the institutions from time to time party thereto as lenders, the institutions from time to time party thereto as issuing banks, Citicorp USA, Inc., in its capacity as administrative agent and BankBoston, N.A., in its capacity as documentation agent.(2)

     (b)(3) First Amendment to the Credit Agreement, dated as of September 16, 1998, among Parent, IT Corporation, OHM Corporation, OHM Remediation Services Corp. ("OHM Remediation") and Beneco Enterprises, Inc. ("Beneco"), the institutions from time to time party thereto as lenders, the institutions from time to time party thereto as issuing banks, Citicorp USA, Inc., in its capacity as administrative agent and BankBoston, N.A., in its capacity as documentation agent.

     (b)(4) Second Amendment to the Credit Agreement, dated as of October 26, 1998, among Parent, IT Corporation, OHM Corporation, OHM Remediation and Beneco, the institutions from time to time party thereto as lenders, the institutions from time to time party thereto as issuing banks, Citicorp USA, Inc., in its capacity as administrative agent and BankBoston, N.A., in its capacity as documentation agent.

     (c)(1) Agreement and Plan of Merger, dated as of October 27, 1998, among the Company, FD, Purchaser and Parent.

     (c)(2) Amended and Restated Marketing Agreement dated as of October 27, 1998 among the Company, FD and Parent.

     (c)(3) Intercompany Services Agreement, dated as of October 27, 1998, among the Company, FD and Parent.

     (d)  None.

     (e)  Not Applicable.

     (f)  None.

-----------
        (1) Filed as Exhibit (b)(2) to Amendment No. 6 to the Schedule 14D-1 filed by the Parent and IT-Ohio, Inc. on February 26, 1998 and incorporated herein by reference.

        (2) Filed as Exhibit 99.1 to the Current Report on Form 8-K filed by Parent on June 18, 1998 and incorporated herein by reference.

                                   SIGNATURE

     After due inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  November 3, 1998

                              TIGER ACQUISITION CORPORATION


                              By /s/ Anthony J. DeLuca
                                 --------------------------------------
                                 Anthony J. DeLuca
                                 President and Chief Executive Officer



                                   SIGNATURE

     After due inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  November 3, 1998

                              INTERNATIONAL TECHNOLOGY CORPORATION


                              By /s/ Anthony J. DeLuca
                                 --------------------------------------
                                 Anthony J. DeLuca
                                 President and Chief Executive Officer

                                 EXHIBIT INDEX

     (a)(1) Offer to Purchase, dated November 3, 1998.

     (a)(2) Letter of Transmittal.

     (a)(3) Notice of Guaranteed Delivery.

     (a)(4) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated November 3, 1998.

     (a)(5) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated November 3, 1998.

     (a)(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

     (a)(7) Summary Advertisement, dated November 3, 1998.

     (a)(8) Press Release, dated November 3, 1998, issued by Parent.

     (b)(1) Credit Agreement dated as of February 25, 1998, among Parent, IT Corporation ("IT Corporation"), a wholly-owned subsidiary of Parent, certain other direct and indirect subsidiaries of Parent and Citicorp USA, Inc. and BankBoston, N.A., individually and as agents for a group of lenders, and those lenders.(1)

     (b)(2) Amended and Restated Credit Agreement, dated as of June 11, 1998, among Parent, IT Corporation, OHM Corporation ("OHM Corporation"), a wholly-owned subsidiary of Parent, the institutions from time to time party thereto as lenders, the institutions from time to time party thereto as issuing banks, Citicorp USA, Inc., in its capacity as administrative agent and BankBoston, N.A., in its capacity as documentation agent.(2)

     (b)(3) First Amendment to the Credit Agreement, dated as of September 16, 1998, among Parent, IT Corporation, OHM Corporation, OHM Remediation Services Corp. ("OHM Remediation") and Beneco Enterprises, Inc. ("Beneco"), the institutions from time to time party thereto as lenders, the institutions from time to time party thereto as issuing banks, Citicorp USA, Inc., in its capacity as administrative agent and BankBoston, N.A., in its capacity as documentation agent.

     (b)(4) Second Amendment to the Credit Agreement, dated as of October 26, 1998, among Parent, IT Corporation, OHM Corporation, OHM Remediation and Beneco, the institutions from time to time party thereto as lenders, the institutions from time to time party thereto as issuing banks, Citicorp USA, Inc., in its capacity as administrative agent and BankBoston, N.A., in its capacity as documentation agent.

     (c)(1) Agreement and Plan of Merger, dated as of October 27, 1998, among the Company, FD, Purchaser and Parent.

     (c)(2) Amended and Restated Marketing Agreement dated as of October 27, 1998 among the Company, FD and Parent.

     (c)(3) Intercompany Services Agreement, dated as of October 27, 1998, among the Company, FD and Parent.

     (d)  None.

     (e)  Not Applicable.

     (f)  None.

-----------
        (1) Filed as Exhibit (b)(2) to Amendment No. 6 to the Schedule 14D-1 filed by the Parent and IT-Ohio, Inc. on February 26, 1998 and incorporated herein by reference.

        (2) Filed as Exhibit 99.1 to the Current Report on Form 8-K filed by Parent on June 18, 1998 and incorporated herein by reference.